SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

Under the Securities Exchange Act of 1934

SCHEDULE 13G
AMENDMENT NO. 2

INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934

         ECtel Ltd.
(Name of Issuer)

        Ordinary Shares, NIS 0.04 Nominal (Par) Value
(Title of Class of Securities)

   M29925100
(CUSIP Number)

                       July 11, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

SCHEDULE 13G

CUSIP No.  M29925100                                                                                    Page 2 of 6 Pages

1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ECI Telecom Ltd.
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5)	SOLE VOTING POWER 578,065*
		6)	SHARED VOTING POWER 0
		7)	SOLE DISPOSITIVE POWER 578,065*
		8)	SHARED DISPOSITIVE POWER 0
9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 578,065*
10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.17%*
12)	TYPE OF REPORTING PERSON CO

* See footnote to Item 4 herein.

Schedule 13G

Item 1(a). Name of Issuer:

ECtel Ltd.

Item 1(b). Address of Issuer’s Principal Executive Offices:

10 Amal Street
Park Afek
Rosh Ha’ayin 48902
Israel

Item 2(a). Name of Persons Filing:

ECI Telecom Ltd.

Item 2(b). Address of Principal Business Office or, if None, Residence:

43 Hasivim Street

Petah Tikva 49130

Israel

Item 2(c). Citizenship or Place of Organization:

Israel

Item 2(d). Title of Class of Securities:

Ordinary shares, NIS 0.04 nominal (par) value

Item 2(e). CUSIP Number:

M29925100

Item 3.       If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or Dealer Registered Under Section 15 of the Act (15 U.S.C. 78o)

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)

(c)	☐	Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)

(d)	☐	Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

(e)	☐	Investment Adviser in accordance with § 240.13d-1(b)(1)(ii)(E)

(f)	☐	Employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F)

(g)	☐	Parent Holding Company or control person in accordance with §240.13d-1(b)(ii)(G)

(h)	☐	Savings Association as defined in §3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

(i)	☐	Church plan that is excluded from the definition of an investment company under §3(c)(15) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

(j)	☐	Group, in accordance with §240.13d-1(b)(ii)(J)

Item 4. Ownership.

(a)	Amount beneficially owned: 578,065[1]

(b)  Percent of class: 3.17%1 (based on 18,221,546 Ordinary Shares outstanding as at June 30, 2006)

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 578,065[1]

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 578,065[1]

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.     Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following: ☒

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

_______________________________
1 Represents 578,065 ordinary shares of ECtel Ltd. (“Ordinary Shares”) withheld for the purposes of Israeli withholding tax in connection with the distribution of 2,890,325 Ordinary Shares to the holders of record of shares of ECI Telecom Ltd. ("ECI") as of June 29, 2006. On June 29, 2006, ECI transferred to a trust for the benefit of its shareholders 2,312,260 of the Ordinary Shares, which Ordinary Shares were released from the trust and distributed on July 11, 2006. The said 578,065 Ordinary Shares, representing 20% of the Ordinary Shares being distributed, were withheld by ECI pursuant to Israeli tax law. These Ordinary Shares will be sold to reimburse the tax payable by ECI to the Israeli government; provided, that shareholders who provide ECI by August 9, 2006 with proof of eligibility for a full or partial exemption from Israeli withholding tax will receive a further distribution of the applicable number of Ordinary Shares.

Item 7.     Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable

Item 9.     Notice of Dissolution of Group.

Not applicable

Item 10.    Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ECI TELECOM LTD. By: /s/ Martin Ossad Name: Martin Ossad Title: Corporate Vice President and General Counsel

Dated July 26, 2006